VIA EDGAR

April 18, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 1 to Registration Statement on Form F-4 Filed April 1, 2025
File No. 333-284035

Ladies and Gentlemen:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 11, 2025 (the “Comment Letter”) with respect to the Amendment No. 1 to the Registration Statement on Form F-4 filed with the Commission on April 1, 2025 (the “Amendment No. 1”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

The Company has revised the Amendment No. 1 in response to the Staff’s comments and is concurrently submitting the Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 1 to Registration Statement on Form F-4 filed April 1, 2025

Availability and terms of PIPE Investment, page 34

1.	We note your disclosure on page 34 that the Board negotiated the terms of the PIPE Investment with Alps and mutually agreed that the PIPE Investment would be used for PubCo’s working capital after the Business Combination. Please revise your filing to include risk factor disclosure that addresses how the changes to the PIPE Investment could impact PubCo’s ability to operate its business after the closing.

Response: In response to the Staff’s comment, we revised our disclosure on page 85 of Amendment No. 2 to include a risk factor addressing the potential adverse impacts that the reduction in the PIPE Investment may have on PubCo’s ability to operate its business following the closing of the Business Combination.

Background of the Business Combination, page 126

2.	We note your disclosure that the verbal commitment to securing PIPE Investments was what the Globalink Board considered as the primary basis for the pre-money valuation of Alps of approximately $1.6 billion and that the Board placed a high significance weighting on the availability and terms of the PIPE Investments in approving the transaction. Your disclosure of the dollar amount of the PIPE Investments that the Board considered when determining to approve the transaction was reduced from US$40.23 million to US$3.48 million. This appears to reflect the smaller available PIPE investment after the termination of two of the Subscription Agreements in March 2025. Given that the Board approved the transaction in January 2024, please clarify the information the Board relied upon at the time it made its determination to approve the transaction. In this regard, we note your statement on page 129 that the Board “considered the availability and terms of the PIPE Investment prior to approving the Business Combination” and placed a “high significance weighing on this factor.” Additionally, please explain what consideration the Board gave to reapproving or reevaluating their determination that the Business Combination is in the best interests of, and advisable to, the Globalink stockholders following the termination of the vast majority of the PIPE Investments and the removal of the Earnout Shares from the consideration payable to Globalink shareholders.

Response: In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 2 to clarify that the dollar amount of the PIPE Investments that the Board considered when initially determining to approve the transaction was US$40.2 million and that the Board placed a high significance weighing on this factor. Additionally, we revised our disclosure on pages 34 and 129 of Amendment No. 2 to explain the consideration the Board gave to reevaluating their determination that the Business Combination is still in the best interests of, and advisable to, the Globalink stockholders following the termination of the vast majority of the PIPE Investments and the removal of the Earnout Shares from the consideration payable to Alps Holdco shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ALPS

Cost of sales, page 236

3.	Here you discussed three partners to provide specialized medical and aesthetic services under profit sharing arrangement. Please update your related revenue recognition accounting policies for principal versus agent including at page F-72 as it currently only refers to hair implant services.

Response: We have updated the revenue recognition accounting policy on page F-72 to include the principal versus agent considerations for the specialized medical and aesthetic services provided under profit-sharing arrangements with the partners. Please refer below for the amendments:

‘‘For hair implant services, specialised medical and aesthetic services, the Group exercises control over the delivery of the service before it reaches the customer. Consequently, the Group is deemed a principal for these services and recognises revenue based on the total amount charged to the customer.’’

Financial Statements of Alp Life Sciences Inc., page F-116

4.	In regards to the financial statements for Alps Life Science Inc, please address the following:
●	We note that for the unaudited financial statements for the six months ended September 30, 2024 you are also presenting financial statements for the six months ended September 30, 2023, which is prior to inception. Please clarify in your disclosures whether these are the financial statements of Alps Global Holding Berhad. Please also address what consideration you gave as to whether Alps Global Holding Berhad should be considered the predecessor entity pursuant to Rule 405 of Regulation C in the audited financial statements.

Response: In response to the Staff’s comment, we have revised the financial statements to include a note on page F-155 clarifying that the comparative figures presented in the unaudited financial statements for the six months ended September 30, 2024 and September 30, 2023 reflect the historical financial information of Alps Global Holding Berhad (“AGHB”), the legal predecessor to Alps Life Sciences Inc. prior to the corporate reorganization.

We have also considered the applicability of Rule 405 of Regulation C and concluded that AGHB qualifies as the predecessor entity of Alps Life Sciences Inc. This conclusion is based on the continuity of business operations, management, and ownership between AGHB and Alps Life Sciences Inc. The reorganization did not result in a substantive change to the business, and the current operations of the Company are a continuation of AGHB’s historical activities.

Accordingly, AGHB has been presented as the predecessor entity in the unaudited financial statements, and its historical financial information is included for comparative purposes in the unaudited interim financial statements.

●	Please address what consideration you gave to Item 8.A.4 of the Form 20-F in determining when the audited annual financial statements should be updated.

Response: In response to the Staff’s comment, the first financial year end of Alps Life Science Inc is determined to be on March 31, 2025. The latest audited financials for Alps Life Science Inc are for the financial period May 31, 2024. Item 8.A.4 of the Form 20-F requires that the last year of audited financial statements may not be older than 15 months at the time of the offering or listing. Accordingly, the audited annual financial statements as of May 31, 2024, remain valid within the 15-month period permitted for a Foreign Private Issuer (FPI) and will be updated with the financial statements for the year ended March 31, 2025, upon expiry of the validity period.

Financial Statements of Cilo Cybin Holdings Limited, page F-180

5.	Please include the independent auditor’s report and consent for the financial statements of Cilo Cybin Holdings Limited.

Response: In response to the Staff’s comment, the independent auditor’s report for the financial statements of Cilo Cybin Holdings Limited has been included at pages F-191 to F-193 of Amendment No. 2. The auditor’s consent has been annexed as Exhibit 23.5.

Exhibit 23.2, page EX-23

6.	We note your response to previous comment four. Please address the following:
●	As previously requested, please have your auditor revise the consent to separately refer to the specific dates of the auditor’s report including both original and updated report dates. For example for the financial statements of Alps Global Holding Berhad, the consent should refer to the various specific report dates which include June 18, 2024, August 12, 2024, and December 4, 2024.

Response: We have amended the consent letter date to include June 18, 2024 and August 12, 2024.

●	The consent for ALPS Global Holding Pubco does not appear to refer to the appropriate report date. Please have your auditor revise as necessary.

Response: We have amended the consent letter to report date on September 27, 2024.

General

7.	We note your response to previous comment 5 and your revised disclosure that while you do not believe it is possible for Globalink to regain compliance with the continued listing requirements of Nasdaq or otherwise get listed on Nasdaq again prior to the Closing, you still expect to be able to satisfy the conditions to the consummation of the Business Combination and do not expect to seek a waiver or amendment of these closing conditions. Notwithstanding the possibility of PubCo’s securities receiving listing approval while Globalink’s securities remain delisted, please explain whether the continued delisting of Globalink’s securities would prevent you from satisfying the closing conditions under the Business Combination Agreement. Specifically, we note that Section 6.10 of the Amended and Restated Merger Agreement appears to include a representation that Globalink’s securities are listed on Nasdaq and Section 10.3(b) appears to require this representation to be brought down as of the Closing Date in all material respects.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 38, 41, 77, 96 and 164 of Amendment No. 2 to clarify that the parties has executed an amendment to the Amended and Restated Merger Agreement to remove Section 6.10 as a closing condition, and that we still expect to be able to satisfy the conditions to the consummation of the Business Combination, and to the extent that certain closing conditions cannot be satisfied prior to the Closing as a result of the delisting of Globalink’s securities from Nasdaq, we expect to seek a waiver or amendment of the applicable closing condition.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco